March 5, 2021

VIA EDGAR TRANSMISSION

Alberto Zapata, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Northern Lights Fund Trust IV, File Nos. 333-204808 and 811-23066 (“Registrant”)

Dear Mr. Zapata:

On December 29, 2020, the Registrant, on behalf of its proposed series, the Monarch Ambassador Income ETF (“Ambassador Income”), Monarch Blue Chips Core ETF (“Blue Chips”), and Monarch ProCap ETF (“ProCap”) (each a “Fund” and collectively the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”). In a telephone conversation on February 11, 2021, you provided me with comments to the Amendment from the Staff of the Securities and Exchange Commission’s (“Staff”). Unless otherwise noted, capitalized terms used below have the same meaning ascribed to them in the Amendment. Below, please find a summary of the Staff’s comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized.

General

Comment 1: Please review the amendments to Form N-1A effective December 22, 2020 to ensure the Funds’ registration statement includes the disclosures required as a result of the adoption of Rule 6c-11 of the Investment Company Act of 1940, as amended.

Response: The Registrant’s counsel has reviewed the amendments to Form N-1A and updated its disclosures accordingly.

Comment 2: Please provide supplementally a description of the index methodology for each Fund’s index.

Response: The adviser has provided the Registrant with the following descriptions of the indexes (which have been renamed):

Philip.Sineneng@ThompsonHine.com Direct: 614.469.3217

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The Kingsview Ambassador Income Index is designed to measure the performance of an investable universe of fixed income securities of varying credit quality and duration, including corporate bonds, lower-quality bonds, known as “high yield” or “junk” bonds, treasury bonds, municipal bonds, mortgage-backed securities and convertible bonds, that provide broad exposure to the U.S. and global bond market. The Index has approximately 12 ETF constituents which are weighted differently throughout the phases of the economic cycle in an effort to maximize risk-adjusted returns. The Index may have up to 12.5% in an alternative sleeve of instruments that could range from currency ETFs to commodity ETFs.

The Kingsview Blue Chips Core Index consists of established, well-recognized large-cap companies from a broad range of industries that demonstrate strength in the marketplace based on fundamental company data such as revenue, revenue growth, net income, and net income growth. The Index follows a proprietary rules-based methodology that scores the fundamental attributes of the companies listed on the S&P 500 to determine approximately 24 of the highest-ranking companies. These companies are typically equally weighted in the Index. Based on these factors, the Fund at any given time may have a significant percentage of its assets invested in one or more sectors relative to other sectors.

The Kingsview ProCap Index consists of fixed income and equity ETFs that provide broad exposure to the U.S. and global bond market and to the S&P Global Industry Classification Standard (“GICS”) sectors. The Index may have up to 10% in an alternative sleeve of instruments that could range from currency ETFs to commodity ETFs. The Index factors in macroeconomic data about employment trends to determine the phase of the economic cycle and its relative strength, and to determine the portfolio allocations that are best suited for the particular phase. The equity portion of the Index is typically equally weighted among five of the eleven GICS sectors that have historically had the best performance during the identified phase of the economic cycle.

Prospectus

Comment 3: In the preamble to each Fee Table, please include disclosure that the table describes the fees and expense if you buy, hold and sell shares of the relevant Fund. Please add disclosure in boldfaced type that shareholders may pay fees to financial intermediaries that are not reflected in the tables.

Response: The Registrant has amended its disclosures to state the following:

This table describes the fees and expenses that you may pay if you buy, ~~and~~ hold and sell shares of the . . . Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

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Comment 4: Please confirm that any fees charged for the purchase and redemption of creation units are not included in the tally of annual fund operating expenses as reflected in each Fee Table.

Response: The Registrant so confirms.

Comment 5: Please confirm that none of the Funds use derivatives to gain exposure to its Index. If so, please then please disclose.

Response: The Registrant so confirms.

Comment 6: Please explain supplementally why Solactive determines the composition and relative weightings of the securities in each Index based on data provided by the adviser. What data is the adviser providing? Please disclose whether each Index was created by the Fund, index provider, or both, and what role the adviser plays (if any) in the continued operation of each Index.

Response: The Registrant refers to its responses to Comments 11, 17 and 20. The Registrant has clarified in each Fund’s principal investment disclosures that the adviser is the index provider and Solactive is solely the calculation agent. The adviser will use its proprietary methodology and research to determine and adjust the constituents of each Index. The adviser will provide any adjustments to the constituents to Solactive so that Solactive can calculate and rebalance each Index accordingly. Solactive, in turn, will inform the sub-adviser of the changes in the Index.

The Registrant further notes that Scott D. Martin, Neil Peplinski and Yash Patel, employees of the adviser, will not be portfolio managers of any Fund as stated in the preliminary registration statement. Rather, the portfolio managers to the Funds will be Dustin Lewellyn, Ernesto Tong and Anand Desai, each of whom are employees of the sub-adviser, Penserra Capital Management LLC.

Comment 7: Please amend the disclosures under the heading “Purchase and Sale of Fund Shares” to comply with Item 6(c)(1) through Item 6(c)(5) of the updated Form N-1A.

Response: The Registrant has amended its disclosures to state the following:

Purchase and Sale of Fund Shares: Individual Shares of the Fund may be purchased and sold in secondary market transactions through a broker dealer or at market price. Shares are listed for trading on the Exchange and trade at market prices rather than NAV. Shares may trade at a price that is greater than, at, or less than NAV. An investor may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase of the Fund (bid) and the lowest price a seller is willing to accept for shares of the Fund (ask) when buying or selling

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shares in the second market (the “bid-ask spread”). Because the Fund has only recently commenced investment operations, no information on the Fund’s net asset value, market price, premiums and discounts and bid-ask spreads is presented at this time. In the future, this information will be presented in this section of the Prospectus and on the Fund’s website at www.monarchfunds.com.

~~The Fund will issue and redeem Shares at NAV only in large blocks of Shares (each block of Shares is called a “Creation Unit”) to authorized participants who have entered into agreements with the Fund’s distributor. Creation Units are issued and redeemed for cash and/or in-kind for securities.~~

Comment 8: The size of a creation unit is no longer required to be disclosed under Rule 6c-11. However, please provide supplementally the minimum size of a creation unit for each Fund.

Response: The minimum size of a creation unit for each Fund is 25,000 shares.

Comment 9: The website for Solactive includes hypothetical back-tested performance. To the extent the Funds seek to rely on such performance, be sure to include the relevant disclosures for back-tested performance.

Response: The Registrant has confirmed that the Funds are not seeking to invoke the back-tested performance of Solactive into the prospectus.

Comment 10: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to a fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, former Director of the Division of Investment Management, please re-order each Fund’s principal risk disclosures so that the most significant risks appear first followed by the remaining risks in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as the former Director’s remarks and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order each Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to identify which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

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Ambassador Income

Comment 11: Given that Ambassador Income may invest in junk bonds, please disclose Ambassador Income’s policies with regards to illiquid securities, including any parameters of the percentage of illiquid investments Ambassador Income may hold in its portfolio.

Response: The Registrant has amended its disclosures to state the following:

Principal Investment Strategies: The Fund generally invests at least 80% of its total assets in the ~~component~~ constituents of the Index. The Index is designed to measure the performance of an investable universe of fixed income securities of varying credit quality and duration, including corporate bonds, lower-quality bonds, known as “high yield” or “junk” bonds, treasury bonds, municipal bonds, mortgage backed securities and convertible bonds, that provide broad exposure to the U.S. and global bond market. The Index has approximately 12 ~~components~~ ETF constituents which are weighted differently throughout the phases of the economic cycle (i.e., expansion, peak, contraction, trough) in an effort to maximize risk-adjusted returns. The Index may have ~~approximately~~ up to 12.5% in an alternative sleeve of instruments ~~investments~~ that could range from currency ETFs to commodity ETFs ~~commodities~~. The Fund will not invest more than 15% of its net assets in illiquid securities.

~~The index provider, Solactive A.G. (“Solactive”), creates and maintains~~ Kingsview Wealth Management LLC (the “Adviser”) is the Index provider. The Adviser develops and adjusts the Index’s constituents by following a proprietary rules-based methodology that selects fixed income sectors based on the phase of the current economic cycle ~~(i.e., robust expansion, severe contraction)~~. The Index takes into account macroeconomic data about employment trends to determine the phase of the economic cycle and its relative strength to determine the ~~portfolio allocations~~ index constituents that are best suited for the particular phase of expansion or contraction. The Adviser may also consider certain corporate actions, such as initial public offerings, mergers, acquisitions, bankruptcies, suspensions, de-listings, tender offers and spin-offs when developing the constituents of the Index.

~~Solactive generally rebalances the Index monthly on the first Monday of each month. Index maintenance performed by the Solactive includes monitoring and implementing any adjustments, additions and deletions to the Index based upon the Index methodology or certain corporate actions, such as initial public offerings, mergers, acquisitions, bankruptcies, suspensions, de-listings, tender offers and spin-offs. The Index is unmanaged and cannot be invested in directly~~.

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~~The Fund’s investment adviser, Kingsview Wealth Management LLC (the “Adviser”),~~ The Adviser utilizes a sub-adviser, Penserra (the “Sub-Adviser”), to manage the assets of the Fund. Penserra uses a replication indexing strategy to manage the Fund. “Replication indexing” is a strategy that in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

The Index is sponsored by Solactive, which is independent of the Fund, the Adviser and Sub-Adviser. Solactive determines the composition and relative weightings of the securities in the Index based on data provided by the Adviser (i.e., the Index’s constituents) and publishes information regarding the market value of the Index. Solactive generally rebalances the Index monthly on the first Monday of each month. Index maintenance performed by ~~the~~ Solactive includes monitoring and implementing any adjustments, additions and deletions to the Index based upon the Index methodology. The Index is unmanaged and cannot be invested in directly.

Comment 12: The principal investment strategy disclosures for Ambassador Income state that the index has approximately 12 components. Please clarify what is meant by “components.” For example, if the “components” are categories, please describe those categories. If the “components” are specific holdings, please clarify how the holdings will affect the Fund’s diversification status. Additionally, please provide more disclosures regarding the 12.5% alternative investment sleeve of index by describing the possible instruments that could comprise this sleeve.

Response: The Registrant refers to its response to Comment 11.

Comment 13: Please move the parenthetical in the second paragraph under the heading “Principal Investment Strategies” to immediately after the reference to “phases of the economic cycle” in the first paragraph of that section.

Response: The Registrant refers to its response to Comment 11.

Comment 14: The Fund discloses that the “index takes into account macroeconomic data about employment trends to determine the phase of the economic cycle and its relative strength to determine the portfolio allocations that are best suited for the particular phase of expansion or contraction.” Because the Fund replicates the index, please clarify the disclosure.

Response: The Registrant refers to its response to Comment 11.

Comment 15: The Fund discloses that Solactive monitors and revises the Index based upon the “Index methodology or certain corporate actions, such as initial public offerings, mergers,

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acquisitions, bankruptcies, suspensions, de-listings, tender offers and spin-offs.” Please confirm whether these corporate actions are accounted for in the index methodology or reviewed under a separate analysis.

Response: The Registrant refers to its response to Comment 11. The Registrant further clarifies that the adviser, as the index provider, will use its judgment and discretion based on developing news or breaking business headlines that its proprietary methodology cannot account for when making decisions on the constituents of the Index.

Comment 16: Please consider whether “Concentration Risk”, “Non-Diversification Risk” and “Limited Issuers Risk” are an appropriate risk for Ambassador Income. If Ambassador Income intends to allocate significant assets into one particular holding because of the Index, please amend the Fund’s principal investment strategy disclosures accordingly. Please consider whether “Commodities Risk” and “Underlying ETF Risk” are principal investment risks of Ambassador Income. If so, please add corresponding principal investment strategy disclosures. If not, please delete such risks from the principal investment risk disclosures.

Response: The Registrant has given the Staff’s comment thoughtful consideration. The Registrant notes that Ambassador Income is intended to be a diversified series of the Trust and, therefore, “Non-Diversification Risk” is not anticipated to be a principal investment risk of the Fund. The Registrant further notes that the adviser does not anticipate that the Fund will be concentrated in any one industry or group of industries, or be invested solely in a limited number of issuers. Therefore, “Concentration Risk” and “Limited Issuers Risk” are not principal investment risks of the Fund.

The Registrant confirms that “Commodities Risk” and Underlying ETF Risk” are principal investment risks of Ambassador Income and has revised its principal investment strategies accordingly. The Registrant refers to its response to Comment 11.

Blue Chips

Comment 17: Please provide the market capitalization range for how the Index defines blue chip/large capitalization companies.

Response: The Registrant has amended its disclosures to state the following:

Principal Investment Strategies: The Fund generally invests at least 80% of its total assets in the component securities of the Index. The Index consists of established, well-recognized ~~large-cap~~ companies listed on the S&P 500 from a broad range of industries that demonstrate strength in the marketplace based on fundamental company data such as revenue, revenue growth, net income, and net

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income growth. Kingsview Wealth Management LLC (the “Adviser”) is the Index provider The Adviser develops and adjusts the Index’s constituents by following a proprietary rules-based methodology that scores ~~the fundamental attributes~~ this fundamental company data of the companies listed on the S&P 500 to determine approximately 24 of the highest-ranking companies. These companies are typically equally weighted in the Index. Based on these factors, the Fund at any given time may have a significant percentage of its assets invested in one or more sectors relative to other sectors. ~~Companies are typically equally weighted in the Index.~~

~~The Fund’s investment adviser, Kingsview Wealth Management LLC (the “Adviser”),~~ The Adviser utilizes a sub-adviser, Penserra (the “Sub-Adviser”), to manage the assets of the Fund. Penserra uses a replication indexing strategy to manage the Fund. “Replication indexing” is a strategy that in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

The Index is sponsored by Solactive, which is independent of the Fund, the Adviser and Sub-Adviser. Solactive determines the composition and relative weightings of the securities in the Index based on data provided by the Adviser and publishes information regarding the market value of the Index. Solactive generally rebalances the Index monthly on the first Monday of each month. Index maintenance performed by ~~the~~  Solactive includes monitoring and implementing any adjustments, additions and deletions to the Index based upon the Index methodology. The Index is unmanaged and cannot be invested in directly.

Comment 18: Please explain what is meant by “fundamental attributes” as used in the first paragraph under the heading “Principal Investment Strategies.” In the penultimate sentence of the same paragraph, please provide an example of the sectors in which Blue Chips could be invested.

Response: The Registrant refers to its response to Comment 17. The Registrant has given thoughtful consideration as to whether providing an example of the sectors in which Blue Chips could be invested would be helpful to shareholders and takes the view that additional disclosure in this regard could be misleading or quickly outdated. The disclosures state that the Index’s constituents depend on the fundamental data of the companies listed on the S&P. The sectors that the economic market favors today may not be the same sectors that the economic market will favor in the future.

Comment 19: Consider whether “Non-Diversification Risk”, “Limited Issuer Risk” or “Potential Single-Issuer Risk” are principal investment risks of the Fund.

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Response: The Registrant has given the Staff’s comment thoughtful consideration. The Registrant notes that Blue Chips is intended to be a diversified series of the Trust and, therefore, “Non-Diversification Risk” is not anticipated to be a principal investment risk of the Fund. The Registrant further notes that, as disclosed in its principal investment strategies, the Fund will replicate the Index which will contain approximately 24 companies listed on the S&P 500. Therefore, the Registrant does not believe “Limited Issuer Risk” or “Potential Single-Issuer Risk” will be principal investments risks of the Fund.

ProCap

Comment 20: Please describe the commodity-related products in which the Fund may invest.

Response: The Registrant has amended its disclosures to state the following:

Principal Investment Strategies: The Fund generally invests at least 80% of its total assets in the component securities of the Index. The Index consists of fixed income and equity ETFs that provide broad exposure to the U.S. and global bond market and to the S&P Global Industry Classification Standard (“GICS”) sectors. The Index is comprised of 6-9 components, with fixed income ETFs and equity ETFs collectively comprising at least 90% of the Index, with each being no less than 15% and no more than 75% of the Index. The equity allocation of the Index is further divided into sector allocations that represent the GICS sectors. The Index may have ~~approximately~~ up to 10% in an alternative sleeve of instruments that could range from currency ETFs to ~~commodities~~ commodity ETFs, such as gold.

The Index factors in macroeconomic data about employment trends to determine the phase of the economic cycle and its relative strength, and to determine the portfolio allocations that are best suited for the particular phase. The equity portion of the Index is typically equally weighted among five of the eleven GICS sectors that have historically had the best performance during the identified phase of the economic cycle. The phases of the economic cycle are expansion, peak, contraction and trough. During the expansion phase, the economy experiences relatively rapid growth, interest rates tend to be low, production increases, and inflationary pressures build. The peak of a cycle is reached when growth hits its maximum rate. Peak growth typically creates some imbalances in the economy that need to be corrected. This correction occurs through a period of contraction when growth slows, employment falls, and prices stagnate. The trough of the cycle is reached when the economy hits a low point and growth begins to recover.

~~The Index is comprised of 6-9 components, with fixed income and equity allocations each being at least 15% and no more than 75% of the Index.~~

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~~The index provider, Solactive A.G. (“Solactive”), creates and maintains~~ Kingsview Wealth Management LLC (the “Adviser”) develops and adjusts the Index’s constituents by following a proprietary rules-based methodology that reviews the current phase economic cycle to select both the ~~selects~~ fixed income ETFs of varying credit quality for the fixed income portion of the Fund ~~and~~ as well as the individual sector ETFs for the equity portion of the Fund. ~~based on the phase of the current economic cycle (i.e., expansion, peak, contraction, trough).~~ The Adviser may also consider certain corporate actions, such as initial public offerings, mergers, acquisitions, bankruptcies, suspensions, de-listings, tender offers and spin-offs when developing the constituents of the Index.

The index is sponsored by Solactive A.G.(“Solactive”), which is independent of the Fund, the Adviser and the Sub-Adviser. Solactive determines the composition and relative weightings of the securities in the Index based on the data provided by the Adviser (i.e., the Index’s constituents) and publishes information regarding the market value of the Index. Solactive generally rebalances the Index monthly on the first Monday of each month. Index maintenance performed by Solactive includes monitoring and implementing any adjustments, additions and deletions to the Index. The Index is unmanaged and cannot be invested in directly.

Comment 21: Please provide more disclosure regarding the allocation of the Index. Can the fixed income and equity allocations together be as low as 15%? If the fixed income allocation is at 15% and equity allocations are at 75%, how is the remaining 10% of the Index allocated?

Response: The Registrant refers to its response to Comment 20.

Comment 22: Please add disclosure in the first paragraph under the heading “Principal Investment Strategies” explaining how the GICS sectors are used in fixed income and equity allocations of the Index as well as Index’s alternative sleeve.

Response: The Registrant refers to its response to Comment 20

Comment 23: Please provide more fulsome disclosure about the economic cycle and its phases in the third paragraph under the heading “Principal Investment Strategies.”

Response: The Registrant refers to its response to Comment 20.

Comment 24: Please provide information regarding rebalancing with respect to the Index’s methodology. Please clarify that the current economic cycle is used to determine allocations to both the fixed income portion and equity portion of the Fund.

Response: The Registrant refers to its response to Comment 20.

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Comment 25: Please consider whether “Non-Diversification Risk” is a principal investment risk of the Fund.

Response: The Registrant has given the Staff’s comment thoughtful consideration. The Registrant notes that ProCap is intended to be a diversified series of the Trust and, therefore, “Non-Diversification Risk” is not anticipated to be a principal investment risk of the Fund.

Statement of Additional Information

Comment 26: Please confirm that each Fund’s investment in commodities is consistent with the fundamental investment restriction # 6 on page 14 of the Statement of Additional Information.

Response: The Registrant so confirms.

Comment 27: Please confirm that the Funds do not have any fundamental investment restrictions regarding limits on illiquid investments.

Response: Although the Funds do not have a fundamental investment restriction on illiquid securities, per se, the Funds disclose in the SAI that each Fund may have no more than 15% of its net assets in illiquid securities.

Part C

Comment 28: Please confirm that the Trust’s Principal Financial Officer identified on the signature page is also the Trust’s Principal Accounting Officer.

Response: The Registrant so confirms.

If you have any questions, please call the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser, Esq.

Bibb L. Strench, Esq.